April 16, 2008

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Peggy Fisher, Assistant Director

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colfax Corporation
Registration Statement on Form S-1
Amendment No. 2 Filed April 4, 2008
File No. 333-148486

Dear Ms. Fisher:

On behalf of Colfax Corporation (“Company”), this letter is in response to the staff’s letter dated April 11, 2008 to John A. Young, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 3 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

We have sent to your attention for delivery on April 16, 2008, courtesy copies of this letter (including exhibits) and Amendment No. 3 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

Summary and Selected Financial Data, pages 8-10 and 25-27

Management Discussion and Analysis – Adjusted EBITDA, pages 32 and 37

1.	We note your response to prior comments 3 and 4 in our letter dated March 27, 2008. Based on conversations with your outside counsel at Hogan & Hartson on April 8 and 9, 2008, we understand that all references to EBITDA and Adjusted EBITDA as a performance measure will be removed from the registration statement in your next amendment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 16, 2008

The Company has revised the disclosure throughout to remove all references to Adjusted EBITDA. As discussed with Mr. Cascio of the staff, the Company will present EBITDA as a line item under “Other Data” in both the Summary and the Selected Consolidated Financial and Other Data tables, together with footnote disclosure explaining how the Company uses this information and why it is useful to investors, as well as the required reconciliation to GAAP net income. The Company has removed all references to its use of EBITDA as a performance measure. In addition, references to Adjusted EBITDA and EBITDA have also been removed from the Company’s MD&A.

Some of our Stockholders …. page 17

2.	Please clarify whether each of the Rales individually owns the number of preferred shares attributable to him. The total appears to exceed the number of outstanding preferred shares disclosed elsewhere.

The Company has revised the disclosure on page 18 in response to the staff’s comment. Because Mitchell Rales and Steven Rales hold certain shares of the Company’s preferred stock through entities that are owned entirely by Mitchell Rales and Steven Rales, each of them may be deemed to be the beneficial owner of all of the shares held by those entities. This results in the number of shares beneficially held by both, when added together, exceeding the total number of preferred shares outstanding.

Management Discussion and Analysis – Key Performance Measures, pages 31 and 34

3.	Please revise to further define the key performance measures used to evaluate your business and include a discussion of how these amounts were determined, how they are used and what they represent. For example, please discuss the nature of organic sales, how this amount was determined and whether this includes existing businesses at the beginning of each year. In addition, since the effect of foreign currency translation is excluded from the existing businesses and acquisition amounts it appears that these amounts represent non-GAAP measures. Please provide the disclosures required by Item 10 of Regulation S-K for these measures.

The Company has revised the disclosure on page 31 to clarify the Company’s key performance measures in response to the staff’s comment. In particular, the Company has removed references to the defined term “organic sales” and clarified that the key performance measure of growth reviewed by management is net sales, of which the impact of acquisitions, foreign currency translation and growth from existing businesses are the primary factors affecting increases in net sales for the periods presented. In addition, the Company has revised the disclosure on page 32 to include a section titled “Items Affecting Comparability of Reported Results” that consolidates, in one location, disclosure concerning the significant items management analyzes when evaluating results of operations.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 16, 2008

Liquidity and Capital Resources, page 39

4.	Please file as exhibits to the registration statement the documents evidencing the “existing credit facility” and the “new credit agreement” referred to on page 39, or tell us why you believe they need not be filed.

The Company respectfully believes that the existing credit facility described in the Registration Statement is immaterial in significance to the Company and, therefore, the documents evidencing the existing credit facility need not be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10)(i). As disclosed on page 39 of the Registration Statement, the Company intends to use a portion of the proceeds of the offering to repay a portion of the outstanding indebtedness under the existing credit facility. In addition, the Company expects to enter into a new credit facility upon completion of the offering and to draw down amounts under the new credit facility sufficient to repay the remaining outstanding indebtedness under the existing credit facility. Because the existing credit facility is expected to be paid in full and terminated at the closing of the offering, the Company does not believe the existing credit facility is material. For this reason, the Company respectfully believes that the documents evidencing the existing credit facility need not be filed as exhibits pursuant to Regulation S-K Item 601(b)(1).

In addition, the new credit agreement is expected to be finalized and entered into at the closing of the offering, which is expected to occur approximately three days following effectiveness of the Registration Statement. Because the agreement will not be completed and the agreement will not be entered into prior to the time of effectiveness, the Company will not be able to file the documents evidencing the new credit agreement as exhibits to the Registration Statement, although the material terms of the agreement will be described in the prospectus. Following execution of the definitive documentation evidencing the new credit agreement, the Company intends to file a Current Report on Form 8-K describing the new credit agreement under 8-K Items 1.01 and 2.03. The agreement will be filed as an exhibit to the Form 8-K or as an exhibit to the Form 10-Q for the quarter in which it is entered into, consistent with the rules and staff interpretations concerning Form 8-K.

Principal and Selling Stockholders, page 91

5.	Identify in footnotes (4), (5), and (6) the beneficial owners of the shares held by Capital Yield, Colfax Capital, and Janalia Corporation.

The Company has revised the disclosure on page 92 to identify Mitchell Rales and Steven Rales as the beneficial owners of the shares held by Capital Yield Corporation, Colfax Capital Corporation and Janalia Corporation

Financial Statements

Note 2. Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-9

6.

We note your response to prior comment 11 in our letter dated March 27, 2008. Please further tell us why you believe that the use of historical and projected EBITDA multiplied by industry enterprise valuation multiples is consistent with the objective of measuring fair value for purposes of evaluating the recoverability of goodwill as discussed in

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 16, 2008

paragraphs 24 and 25 of SFAS 142. Please clarify the source of the industry enterprise valuation multiples. In addition, clarify why you believe that EBITDA is the most stable and comparable measure of operating performance within your industry, how these valuation multiples are based on recent change in control transactions of comparable entities and how this results in a measure that is consistent with the fair value objective of SFAS 142. Please tell us your consideration of discounted cash flows, or other valuation techniques such as using multiples of earnings or revenues to arrive at fair value.

The Company has revised the disclosure on pages 47 and F-9 in response to the staff’s comment.

Based on its review of the related paragraphs of SFAS 142 and consideration of the various valuation methodologies discussed within SFAS 142, including discounted cash flows and multiples of earnings, the Company believes that the use of historical and projected EBITDA multiplied by industry enterprise valuation multiples is consistent with the objective of measuring fair value of a reporting unit. The Company is able to obtain the relevant multiples used in arms length transactions involving entities with comparable operations and economic characteristics, and therefore feels that the method used falls under the acceptable methods dictated within paragraph 25. The Company currently does not have a quoted stock price. Further, initial valuations of the Company performed by its underwriters and investment bankers used EBITDA multiples of comparable public companies, which is consistent with the Company’s methodology as detailed in the prospectus. For these reasons, the Company believes that this method provides the most appropriate measure of fair value.

The Company uses EBITDA within the calculation as it believes that this is the most useful indicator of its business and financial condition. The Company believes EBITDA is appropriate for use in this calculation because it is one of the measures used by its board of directors and management to evaluate its business, including in internal management reporting, budgeting and forecasting processes, in comparing operating results across its business as well as to those of its competitors and other companies in its industry, as an internal profitability measure, as a component in evaluating its ability and the desirability of making capital expenditures and significant acquisitions, and as an element in determining executive compensation. In addition, our recent acquisitions have involved entities owned by sole proprietors or divisions of larger companies and we used multiples of EBITDA to value those businesses to remove variability of interest, depreciation and amortization and tax associated with the prior ownership structures. We therefore have continued to use EBITDA to maintain valuation comparability over periods.

In addition, under the Company’s policy, if the current valuation methodology did not indicate impairment in performance of step 1 of the goodwill impairment test under SFAS 142, but the amount by which the fair value of the entity exceeded the reporting value was not substantial, the Company would employ other methodologies, including a discounted cash flow method, to ensure that no indicators of impairment exist. It is expected that once the offering is completed, the Company will continue to evaluate its methodology to ensure it continues to appropriately measure fair value for purposes of evaluating the recoverability of goodwill.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

April 16, 2008

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2741 or John B. Beckman at (202) 637-5464.

Sincerely,

/s/ Michael J. Silver
Michael J. Silver

cc:	John A. Young